December 11, 2014

Via EDGAR

Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HF2 Financial Management Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2014
File No. 001-35848

Dear Mr. Windsor:

This letter sets forth the response of HF2 Financial Management Inc. (the “Company”) to the comment letter, dated November 26, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s preliminary proxy statement on Schedule 14A filed on October 31, 2014 (the “Prior Proxy Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 1 to the Prior Proxy Statement (the “Proxy Statement”).

Summary Term Sheet, page 2

1.	Please provide an estimated range as to the amount of cash you anticipate providing as the Closing Acquisition Consideration.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy statement.

2.	In the second paragraph on page three, please indicate that the Class B Voting Trust has the effect of giving Mr. Zugel, as the sole trustee of the trust, an 86% voting control over the resulting company. Make similar clarifying disclosures throughout the document when discussing your Class B Voting Trust.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 58, 68, 94, 113 and 129 of the Proxy Statement.

Reasons for the Business Combination, page 6

3.	Revise the discussion of ZAIS’s attractive growth opportunities to discuss the company’s downward trending AUM since 2012. Also, revise the discussion to disclose that the company’s main new product, managed CLO’s, are undergoing significant regulatory changes which might impact the attractiveness of the CLO as an investment vehicle as risk retention rules increase the costs for managers. Make conforming changes throughout the document.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement, including on pages 6, 118 and 174.

Questions and Answers About the Proposals for Stockholders, page 14

4.	Please include separate questions and answers that address each of the following:

•	How ZGP intends to use the proceeds it will receive as a result of the business combination.
•	The implied value of a share of a HF2 share following the business combination. If the per share value will fluctuation significantly based upon the amount of redemptions demanded by HF2 shareholders, disclose the value at both the $175 million and at the $100 million contribution level.

Response:	The Company has revised the disclosure on page 15 of the Proxy Statement to add disclosure regarding ZAIS Group Parent, LLC’s (“ZGP”) intended use of the proceeds it will receive in the business combination. The Company has also revised the disclosure on page 15 to state the pro forma book value of a share of Class A common stock of HF2 following the business combination.

Risk Factors, page 29

5.	Please delete the second sentence in the introduction that begins, “These risk factors are not exhaustive…(.)” If management believes that there are additional material risks from investing in HF2 or voting for the business combination, please revise the risk factor section to discuss those risks.

Response:	In response to the Staff’s comment, the Company has deleted the second sentence of the introduction to the Risk Factor section on page 29 of the Proxy Statement.

Many of ZAIS’s funds invest in structured credit securities…, page 39

6.	Beginning with this risk factor on page 39 through your risk factors on page 43, the information you provide is overly broad and generic so as to provide limited information to your shareholders. Please revise these risk factors to provide more detailed and pointed information regarding the risks ZAIS’s customers and your shareholders face.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the Risk Factor section, beginning on page 39 of the Proxy Statement.

ZAIS’s funds are subject to numerous additional risks, page 44

7.	Please revise this title so as to not imply that you have not included the most significant factors that make the transaction speculative or risky.

Response:	In response to the Staff’s comment, the Company has revised the title of this Risk Factor on page 44 of the Proxy Statement.

2

The unaudited pro forma financial information included in this document…, page 69

8.	Please revise this risk factor to discuss why your particular set of pro forma financials represents a material risk to investors in HF2 stock or that might significantly impact their voting decision. Alternatively, please delete this risk factor as you have this information on page 79 where it is more appropriate.

Response:	In response to the Staff’s comment, the Company has deleted this risk factor.

We are an “emerging growth company” and we cannot be certain…, page 72

9.	Please indicate here and elsewhere as appropriate which reduced disclosure requirement you are and are not utilizing.

Response:	In response to the Staff’s comment, we have revised the disclosure in this risk factor beginning on page 67 of the Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 79

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 80

10.	Please revise your stockholders’ equity section to provide a subtotal for your (i.e. parent’s) equity. Refer to ASC 810-10-45-16 and 810-10-55-4I for guidance. Please also make corresponding revisions to the Unaudited Pro Condensed Combined Balance Sheet, assuming maximum conversion, on page 86.

Response:	In response to the Staff’s comment, the Company has modified the stockholders’ equity sections on pages 75 and 81 of the Proxy Statement to provide subtotals for equity consistent with the guidance in ASC 810-10-55-4I.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming no conversion, for the six months ended June 30, 2014, page 81

11.	We note in pro forma adjustment (9) as well as in pro forma adjustments (16) and (18) on pages 83 and 85, you disaggregate certain amounts, assuming no conversion, between your controlling interest of 77.12% and non-controlling interest of 22.88%. We also note in pro forma adjustment (10) on page 87 as well as in pro forma adjustments (16) and (18) on pages 89 and 91, you disaggregate certain amounts, assuming maximum conversion, between your controlling interest of 70.15% and non-controlling interest of 29.85%. Explain to us how such ownership percentages reconcile to the ownership interests disclosed on page 4. Please also clarify why you refer to these non -controlling interests as being held by controlling members.

Response:	In the pro forma financial statements, the Company allocates income and loss between the ZGP members according to the ownership allocations expected to be in effect in the first year, or first six months as the case may be, after the business combination. On page 4 of the Proxy Statement, the diagram includes the 5% of economic interests that are intended to be distributed in the form of Class B Units to key employees of ZAIS Group, LLC (“ZAIS”) shortly after closing. These Class B Units are subject to a two-year cliff vesting provision, a continued employment requirement, and they do not participate in the income or loss of the Company until they are vested. Accordingly, the Company has not included them in the pro forma allocations for the periods immediately following the closing of the business combination.

3

The Company has modified adjustment 16 on pages 78, 80, 84 and 86 of the Proxy Statement to indicate that the ownership percentages do not reflect the 5% that is anticipated to be granted to key employees of ZAIS shortly after closing.

Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 82

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, assuming no conversion, for the six months ended June 30, 2014, page 83

12.	Please expand the footnote to pro forma adjustment (11) to discuss the vesting requirements related to the issuance of the 1,600,000 Class B units to ZAIS’ key employees. Your disclosure should also be expanded to discuss the method used and assumptions made in determining the assumed value per unit of $10.50. Please also make corresponding revisions to pro forma footnote (11) on pages 85, 89, and 91.

Response:	The Company has modified adjustment 11 on pages 78, 80, 84, and 86 of the Proxy Statement to discuss the vesting requirements and the methods and assumptions made.

13.	We note that pro forma adjustment (12) recognizes compensation expense related to the potential issuance of the 5,200,000 Class B Units to key employees of ZAIS. As it is discussed on page 2 and throughout the filing, the issuance of such shares is based upon contingent events outside of your control (i.e., the sum of the average per share closing price over any 20 trading-day period of the Class A Common Stock plus cumulative dividends paid on the Class A Common Stock between the Closing and the day prior to such 20 trading-day period (the “Total Per Share Value”) meeting or exceeding specified thresholds, ranging from $12.50 to $21.50). Please explain to us how you determined that this adjustment meets the requirement of being factually supportable or revise your disclosure to remove this adjustment accordingly. Refer to Rule 11 -02 of Regulation S-X. As an alternative to your current presentation, we would not object to the presentation of this adjustment as a notation only. Please also make corresponding revisions to pro forma adjustment (12) and its related footnote on pages 85, 89, and 91.

Response:	Pro forma adjustment (12) recognizes compensation expense related to the expected issuance of the 5,200,000 Class B Units to key employees of ZAIS after the closing. While the ultimate timing of the issuance of the Class B Units in each tranche is not known at this time, such timing is within the Company’s control, and the Company intends to issue 100% of the Class B Units. For the purposes of this analysis, the Company has assumed that all of the Class B Units will be issued shortly after the closing. For this reason, the Company believes the adjustment is factually supportable.

4

In addition to certain continued employment requirements on an individual basis, the vesting of the Class B Units is dependent on the Company’s Class A Common Stock reaching certain total value per share targets, which targets are a function of both stock price and cumulative dividends paid. The Company believes these hurdles meet the definition of a “market condition” under ASC 718-10-20. The Company incorporated this market condition into its analysis of the grant date fair value of the Class B Units which is reflected, ultimately, in the magnitude of the pro forma adjustment.

In addition to the definition of market condition noted above, the Company relied on the following guidance in the Accounting Standards Codification.

ASC 718-10-30-14:

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. (Valuation techniques have been developed to value path-dependent options as well as other options with complex terms. Awards with market conditions, as defined in this Topic, are path-dependent options.) Compensation cost thus is recognized for an award with a market condition provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied.

ASC 718-10-30-27:

Performance or service conditions that affect vesting are not reflected in estimating the fair value of an award at the grant date because those conditions are restrictions that stem from the forfeitability of instruments to which employees have not yet earned the right. However, the effect of a market condition is reflected in estimating the fair value of an award at the grant date (paragraph 718-10-30-14). For purposes of this Topic, a market condition is not considered to be a vesting condition, and an award is not deemed to be forfeited solely because a market condition is not satisfied.

ASC 718-10-35-4:

An entity shall reverse previously recognized compensation cost for an award with a market condition only if the requisite service is not rendered.

14.	We note that pro forma adjustment (13) on pages 83 and 85 reduces investment income due to the payment of transaction costs and redemptions. Given that the pro forma financial statements on pages 82 and 84 assume that no shares of Class A common stock were redeemed, please expand the respective footnote to explain the nature of the redemption. Furthermore, expand the footnote disclosure to disclose separately the transaction costs and the redemption amount paid. In addition, explain to us why the payment of transaction costs and the redemption results in a reduction to investment income as oppose to an increase to expense or revise your disclosure accordingly. Please also, if applicable, make corresponding revisions to the footnote to pro forma adjustment (13) on pages 89 and 91.

5

Response:	The Company has modified the disclosure in adjustment 13 on pages 78, 80, 84 and 86 to indicate the estimated amount of transaction costs. In the scenarios that involve no redemptions by shareholders, the Company has removed the language regarding redemptions. In the scenarios that involve redemptions, the Company has disclosed the amount of the redemptions.

15.	Refer to footnote to pro forma adjustment (14). Please revise your disclosure to include a reconciliation of your effective tax rate to the federal statutory tax rate. Please also make corresponding revisions to the respective footnote on pages 85, 89, and 91.

Response:	In response to the Staff’s comment, the Company has modified the disclosure in adjustment 14 on pages 78, 80, 84 and 86 of the Proxy Statement to show in a table the components of the total tax rate, including federal and state components.

Unaudited Pro Forma Condensed Combined Balance Sheet, assuming maximum conversion, for the six months ended June 30, 2014, page 86

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, assuming maximum conversion, for the six months ended June 30, 2014, page 87

16.	Please expand the footnotes to pro forma adjustment (6) as well as to pro forma adjustment (13) on pages 89 and 91 to include your calculation of the amount of cash paid as a result of the redemption of 7,142,857 shares of your Class A common stock.

Response:	In response to the Staff’s comment, the Company has revised the disclosure for adjustments 6 and 13 on pages 82, 84 and 86 of the Proxy Statement.

Comparative Share Information, page 92

17.	Please revise your tabular disclosure at the bottom of page 92 to clearly describe how your book value per share is calculated in each scenario. In this regard, we note that footnote (a) indicates that book value per share equals total shareholders’ equity divided by total outstanding shares. However, it appears that in the first column (HF2 historical) you include the common stock subject to conversion (which is presented outside of shareholders’ equity) in the numerator, and in the pro forma columns you exclude non - controlling interests from the numerator. Please also explain why you have calculated your book value per share in this manner.

Response:	In response to the Staff’s comment, the Company has corrected the book value per share calculation as shown in the first column (HF2 historical), to include (a) in the denominator, only the shares not subject to conversion (7,122,260) rather than the total shares (23,592,150) as previously shown and (b) in the numerator, only the pure equity amount on the balance sheet and no quasi equity amounts attributable to shares subject to possible conversion. The Company has modified footnote (a) of this table to indicate that the numerator is Total Stockholders’ Equity Attributable to Public Shareholders.

6

Proposal No. 1, page 98

Representations and Warranties, page 102

18.	Please revise this section so as to provide some detail regarding the material representations and warranties that each of the parties made as part of the agreement. Simply stating that representations and warranties were made on certain subjects is insufficient.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 98 of the Proxy Statement.

Related Agreements, page 109

19.	Please delete the qualification from introduction to this section. The summary of the agreements should provide a complete description of the material terms of the relevant agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Proxy Statement to delete the qualification that was in the introduction to the description of the related agreements.

Background of the Business Combination, page 118

20.	Please provide us with copies of any written materials, including presentation materials, prepared by your financial advisors and provided to the board or management. Please also provide us with copies of the engagement letters.

Response:	Cassel Salpeter & Co., LLC (“Cassel Salpeter”), an investment banking firm which rendered an opinion to the Company’s board of directors, has supplementally provided to the Staff the requested materials. The requested materials were sent on December 2, 2014 to the attention of Mr. Windsor.

21.	As discussed in the fourth paragraph in this section, please provide the dates when you presented the four preliminary agreements to your board of directors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Proxy Statement.

22.	As discussed in the fifth paragraph in this section, please disclose whether management, the advisors or sponsors made any presentations to the board regarding the three potential targets that were involved in industries outside of financial services. In addition, provide more detail as to why HF2 chose not to pursue any of those transactions opportunities.

7

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Proxy Statement.

23.	Please provide more detail as to why, after the July 23, 2014 board meeting, you did not pursue further discussions with Targets B or C. Include in your discussion information regarding the financial parameters of those other potential business combinations.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Proxy Statement to provide additional detail regarding why the Company did not pursue further discussions with Target B or C. The Company is unable to provide information regarding the financial parameters of the potential business combinations with Targets A, B and C because the Company is bound by confidentiality agreements with each target. In addition, the Company believes that the disclosure of certain financial parameters, without the comprehensive disclosure of other quantitative and qualitative factors regarding each of the targets, would not be useful information for investors because it would not contain all of the relevant factors considered by the Company’s board of directors.

Satisfaction of the 80% Test, page 126

24.	We note that in its opinion, Cassel Salpeter assumed that the amount contributed as part of the business combination would by $175 million. However, your agreement with ZAIS permits the acquisition to go forward if, after redemptions, the Trust Account has more than $100 million. Please provide us with your analysis as to how the 80% test is impacted by a significant amount of redemptions.

Response:	Article Fifth of the Company’s Amended and Restated Certificate of Incorporation states: “A ‘Business Combination’ shall mean the acquisition by the Corporation, whether through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, of one or more businesses or entities (‘Target Business’ or ‘Target Businesses’), whose collective fair market value is equal to at least 80% of the balance in the Trust Account (as defined below) at the time of the execution of a definitive agreement for such Business Combination, and if the Corporation acquires less than 100% of the equity interests or assets of the Target Business or Businesses, resulting in ownership by the Corporation or the Public Stockholders of at least 50.1% of the voting equity interests or all or substantially all of the assets of the Target Business or Businesses.”

The Company’s board of directors concluded that the fair market value of the “Target Business” (i.e., ZGP) was equal to at least 80% of the balance in the Trust Account at the time of the execution of the definitive agreement for the business combination with ZGP. In addition, the Company will be the managing member of ZGP and will control the business and management of ZGP.

8

In addition, as described on page 121 of the Proxy Statement, the Company’s board of directors received a written opinion from Cassel Salpeter, as of September 13, 2014, as to whether based upon the Business Combination, the Company’s expected ownership interest in ZGP at Closing had a fair market value equal to at least 80% of the balance in the Trust Account. The Company’s board of directors adopted the financial analysis reviewed by Cassel Salpeter with the board of directors and the opinion of Cassel Salpeter to the board of directors.

As described above, the 80% test relates to the fair market value of ZGP as compared to the balance of the Trust Account as of the time of execution of a definitive agreement for the Business Combination. Redemptions of shares of the Company’s Class A common stock in connection with the vote to approve the Business Combination will not impact the fair market value of ZGP and, therefore, will not impact the analysis of the fair market value of ZGP as compared to the balance in the Trust Account at the time of execution of the definitive agreement for the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Proxy Statement.

Opinion of the Financial Advisor to Our Board of Directors, page 126

25.	Please provide us with copies of any written materials, including presentation materials, prepared by your financial advisors and provided to the board or management. Please also provide us with copies of the engagement letters.

Response:	Cassel Salpeter has supplementally provided to the Staff the requested materials. The requested materials were sent on December 2, 2014 to the attention of Mr. Windsor.

26.	In the second bullet points on page 127, please specify the “certain” information and what Cassel Salpeter “deemed relevant” in order to formulate its opinion.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Proxy Statement.

Selected Companies Analysis, page 130

27.	Please provide greater detail in describing the criteria and reasoning behind selecting the companies listed on page 130. Please also expand this section to provide investors with an understanding of how ZAIR compares to the selected companies in certain key financial metrics including assets under management, total revenues and expenses and net income.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Proxy Statement. The Company has disclosed the range of the last-twelve-month EBITDA for the selected companies, as compared to the last-twelve-month EBITDA for ZGP. Last-twelve-month EBITDA is the metric used by Cassel Salpeter in its selected companies analysis.

9

Proposal No. 2, page 138

28.	Please unbundle the various material provisions to the proposed changes to your certificate of incorporation. If you do not believe that these items should be separated to allow for shareholders to vote on each change, please provide us with a thorough analysis as to why the provisions are not individually material or would not require a vote under state law if proposed individually. Please refer to Rule 14a -4(a)(3). You may also refer to Question 1S of the September Supplement to the Manual of Publicly Available Telephone Interpretations.

Response:	In response to the Staff’s comment, the Company has reviewed Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (the “September 2004 Supplement”). It is the Company’s view that the changes to the provisions of its amended and restated certificate of incorporation (“Current Charter”) reflected in the form of the proposed Company’s second amended and restated certificate of corporation (the “Restated Charter”) are changes that, based on the Staff’s guidance and practice, do not require any such provision to be unbundled and presented as a separate proposal.

First, a provision that is fundamental to the transaction or is otherwise an intrinsic part of the transaction would not require unbundling. Many of the changes to the Current Charter are to reflect the terms of the Business Combination (for example, the imposition of transfer restrictions on the Class B Common Stock in accordance with the trust agreement of the trust that will be established to hold all of the shares of Class B Common Stock after the Business Combination) and that the Company’s blank check status will terminate after the Business Combination (for example, the elimination of provisions relating to the Company’s blank check status and providing that the Company has perpetual existence).

Second, in the Company’s view, changes to the Current Charter are not the type of changes that the Staff identifies in the September 2004 Supplement. The September 2004 Supplement identifies the following negative changes to the corporate-governance related and control-related provisions of a company’s charter or bylaws: classifying or staggering a board of directors, limiting removal of directors, imposing supermajority voting provisions, delaying the annual meeting for more than a year, eliminating of ability to act by written consent, and changing minimum quorum requirements. The changes to the Company’s Current Charter do not fall under any of these negative categories. In contrast, the Restated Charter would eliminate the staggered board and allow stockholders to act by written consent. Provisions granting additional stockholder rights should not be required to be unbundled (see Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009).

10

Third, the Company believes the amendment of the governing documents of a blank check company are considered in a different context because they are “inextricably intertwined” with a business combination to effectively constitute a single matter. Prior to a business combination, a blank check company’s activities are severely restricted and its governance structure accordingly reflects those restrictions. Inherent in the consummation of a business combination for a blank check company is a change to the blank check company’s governing documents to reflect the post-business combination governance of the company. The approval of the Restated Charter is a closing condition to the Business Combination, and the terms of the Restated Charter were negotiated by the Company and ZGP to reflect a cohesive governance structure. The Company notes that there are proxy statements for blank check companies that have not separated out each change to its governing documents as a separate matter for stockholder approval (see DEFM14A for ROI Acquisition Corp, filed April 29, 2013).

Finally, the Company believes that separating out each change to the Current Charter would create additional confusion among the Company’s stockholders and distract stockholders from the key decision before them of whether to approve the Business Combination. The Proxy Statement already has six proposals, and the proposal to approve the Restated Charter is cross-conditioned on other proposals. If each change to the Current Charter were to be presented separately, this would require additional cross-conditioning and, in the Company’s view, needless additional confusion.

Information about ZGP and ZAIS, page 167

29.	We note that you provide information about certain of your funds (including corporate credit, RMBS and managed accounts) beginning on page 172. However, it is not clear whether this disclosure covers all of your managed entities. Accordingly, please revise to provide a more comprehensive tabular disclosure of your managed entities that is all - inclusive. Please also indicate which of those entities you consolidate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 167 to 171 of the Proxy Statement.

Recent Ownership Changes, page 169

30.	Revise this section to clarify the percentage of ZAIS ownership that was repurchased in March 2014 for $4.6 million.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Proxy Statement.

ZAIS Specialized Credit Composite, page 170

31.	Please clarify in your filing that this chart is not a stock performance graph as defined in Section 201(e) of Regulation S-K. Please provide an introduction prior to the chart exactly what this chart is and is not attempting to show. The information you have in footnote one is complex and may not be particularly helpful to your shareholders.

11

Response:	The Company notes that the chart relating to the ZAIS Specialized Credit Composite is described in the section above the chart entitled “Competitive Strengths—Distinguished Investment Track Record Across Multiple Market Cycles.” In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Proxy Statement.

Diverse Client Base and Product Mix, page 177

32.	We note your disclosure that you changed your calculation of AUM, from January 1, 2014. Please tell us whether the AUM used to calculate the tabular presentation on page 178 was made using the old or new AUM calculation methodology.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Proxy Statement to clarify the methodology used to calculate AUM in the tabular presentation.

ZGP Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

Overview, page 189

33.	You disclose that “net income of ZAIS” was $28.9 million for the six months ended June 30, 2014 and $1.7 million for the year ended December 31, 2013. Please revise to clarify how this amount was derived as it does not appear to include income from the ZGP parent or the Consolidated Funds.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 184 and 185 of the Proxy Statement.

Results of Operations – Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 194

Revenues, page 194

34.	We note that your primary sources of revenues are management fee income, which is based on the amount of ZAIS Managed Entities’ AUM, and incentive income, which is based on the investment performance of the ZAIS Managed Entities. Accordingly, for any given period, revenues are driven by the combination of AUM and the investment performance of the ZAIS Managed Entities. In order to provide readers with greater transparency, please expand your disclosure to:
a.	Expand your tabular disclosure detailing inflows and outflows of AUM to roll forward your AUM balance by also presenting changes in AUM from market appreciation/(depreciation).
b.	Disaggregate this rollforward by the vehicle type and/or investment strategy. For example, consider disaggregating your AUM in the same way that you disaggregate the related management fee and incentive income (i.e., hedge funds, managed accounts, private equity, REIT).

12

c.	Disclose average AUM for comparison to the ending balances of AUM.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 191 of the Proxy Statement. The Company also notes that similar disclosure for the nine month period ended September 30, 2014 will be included in a subsequent filing of the Proxy Statement that will include the unaudited financial statements of ZGP as of and for the nine month period ended September 30, 2014.

35.	Revise this section, or another portion of the management’s discussion and analysis to discuss the fact that the increase in performance fees from 2014 over 2013 appears to be directly related to increased distributions out of the SerVertis fund. Please discuss the extent to which management believes that the fund can continue to make significant distributions and the resulting impact on incentive income.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Proxy Statement.

36.	Please explain what you mean by the phrase “crystallization of incentive income” in the first bullet point. Make conforming changes while discussing the results of the SerVertis fund.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 187, 189 and 191 of the Proxy Statement.

Certain Relationships and Related party Transactions, page 211

37.	Revise this section to provide the information required by Item 404 (a) of Regulation S -K with regard to the loans received from related parties. Alternatively please provide us with your analysis as to why the sponsor who provided the $300,000 loan described on page 212 is not a related party as described in Item 404.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 207 of the Proxy Statement with respect to the loans received from related parties.

Financial Statements

38.	Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.

Response:	In response to the Staff’s comments, the Company notes that where a comment issued in this letter requests additional disclosures or other revisions to be made to the annual financial statements, corresponding revisions have also been made to the interim financial statements.

13

HF2 Financial Management

Audited Condensed Financial Statements for the years ended December 31, 2013 and the period from October 5, 2012 (inception) through December 31, 2012

Note 8 – Stockholder Equity, page F-25

Class A Common Stock, page F-26

39.	We note your disclosure that as of December 31, 2013, 7,094,190 shares of Class A Common Stock were issued and outstanding, excluding 16,497,960 shares subject to possible conversion. Please explain how you determined the amount of shares subject to possible conversion given that a total of 17,595,000 shares were issued to the public, all of which appear to have the same redemption feature. Please also explain how you determine the conversion value of such shares.

Response:	It is correct that a total of 17,595,000 shares were issued to the public, all of which have the same conversion feature. That feature provides each public stockholder the right to request conversion of his public shares in connection with a vote to approve an initial business combination, but that public stockholder’s shares will be converted only if the initial business combination is consummated.

As set forth in Note 1 to the Company’s audited financial statements as of and for the year ended December 31, 2013, the Company may only consummate an initial business combination if it has net tangible assets of at least $5,000,001 upon consummation of the initial business combination. Further, as set forth in Note 3 to those same financial statements, the Company is obligated to pay an aggregate cash advisory fee of 4.0% of the gross proceeds of its initial public offering (which would be $7,038,000) to EarlyBirdCapital, Inc. and Sandler O’Neill & Partners, L.P. as advisors and investment bankers upon consummation of the initial business combination. Because this cash advisory fee is due and payable upon the consummation of the initial business combination, the Company will be required to have at least $12,038,001 of net tangible assets on hand immediately prior to the initial business combination but after all permitted shareholder conversions have been effected. Therefore, the Company has the capacity to provide for conversions in an amount up to the difference between its net tangible assets as of December 31, 2013 (which would be $185,556,694 less $290,104, or $185,266,590) and $12,038,001, or $173,228,589.

Since the Company is permitted to withdraw interest income, but not any of the original balance, from the trust account to cover income taxes and other operating expenses of the Company between the initial public offering and the consummation of the business combination, we have assumed that the balance in the trust account will be its initial value of $184,747,500, or $10.50 per public share, and that all stockholder conversions will be executed at a price of $10.50 per share. Therefore, as of December 31, 2013, the Company had the capacity to provide for conversions for up to 16,497,960 public shares in connection with the consummation of an initial business combination.

14

Any incremental conversions above this amount would cause the Company’s net tangible assets to fall below the minimum threshold required to consummate an initial business combination. In such an event, the Company would not consummate its initial business combination, and all of the requested conversions would be nullified.

For clarification, the only circumstance in which the all of the outstanding public shares would be redeemed would be upon the failure of the Company to consummate a business combination and the subsequent liquidation of the Company. Under ASC 480-10-S99-3f, ordinary liquidation events do not result in an equity instrument being subject to ASR 268.

ZAIS Group Parent, LLC and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F -68

Principles of Consolidation, page F-68

40.	We note your disclosure regarding the elimination of management fees and incentive income earned from your consolidated funds. Please clarify what you mean when you say that potential incentive income from the consolidated funds that has not yet been recognized by the company is included in non-controlling interests.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-68 of the Proxy Statement.

Non-controlling interest, page F-70

41.	We note that your non-controlling interests of the Consolidated Funds includes both redeemable non-controlling interests reported outside of the permanent capital section (when investors have the right to redeem their interest) and equity attributable to non - controlling interests of Consolidated Funds reported inside the permanent capital section (when investors do not have the right to redeem their interests). In the interest of transparency, please revise throughout your filing to label your redeemable non - controlling interests as redeemable non-controlling interests of Consolidated Funds.

Response:	In response to the Staff’s comment, the Company has revised the disclosure, including on page F-70 of the Proxy Statement.

Members’ Equity – ZAIS, page F-74

42.	We note that you recorded goodwill of $2.7 million as a result of the purchase of 40% of the Strategic Investor’s membership interest in ZAIS in December 2012, and that the premium paid was based on a third party valuation of ZAIS. We further note that in March 2014 another third party valuation of ZAIS was performed in conjunction with the redemption of Class B and D interests, and that this valuation indicated a discount to book value. Please tell us how you determined that your goodwill was not impaired as of June 30, 2014 given the recent valuation performed.

15

Response:	Prior to entering into discussions with the Company in June 2014, ZGP, as a private entity, had no requirement to prepare financial statements. Additionally, prior to these discussions, ZAIS had been preparing its financial statements on a modified cash basis. Because neither of these two entities was preparing financial statements in accordance with U.S. GAAP, goodwill related to acquisition transactions were never required to be recorded and tested for impairment. Subsequently on September 16, 2014, the Company and ZGP executed a definitive agreement, one of the terms of which required ZGP to prepare full historical U.S. GAAP consolidated financial statements for 2012, 2013, and the six month periods ended June 30, 2014 and June 30, 2013 which as noted above did not already exist.

In October 2014, as U.S. GAAP financial statements were being prepared for purposes of inclusion in the Company’s proxy statement, goodwill was recorded as of December 31, 2012 to reflect the December 2012 purchase by ZGP of 40% of ZAIS’s strategic investor’s membership interest in ZAIS (the “December 2012 Transaction”). The negotiated purchase price was in excess of the carrying value of the strategic investor’s membership interest and this resulted in goodwill. This negotiated transaction was supported by a third party valuation, but also took into account such factors as a controlling interest and certain voting rights held by the strategic investor. The Class B and D interests which were redeemed in March of 2014 represented non-controlling interests which had limited rights.

Since management had to go back and retroactively both record and test goodwill for impairment, and due to the fact that management was aware in October 2014 of the terms of the investment agreement between the Company and ZGP where the Company was agreeing to pay a multiple to book of 4.5x for interests in ZGP, management concluded that there was no impairment of the goodwill as of June 30, 2014. The Company will continue to evaluate goodwill for any potential impairment.

Note 6 – Variable Interest Entities, page F-94

43.	We note your disclosure that you determined that you possess the power to direct the activities of your CDOs that most significantly impact their economic performance, with the exception of CLOs that are still in the warehouse stage. Please provide us with a detailed analysis explaining how you determined that you are not required to consolidate your warehouse stage CLOs.

Response:	During the warehousing phase, ZAIS serves as the Portfolio Manager, while JP Morgan serves as the Administrator and Lender of the CLOs. As Portfolio Manager, ZAIS selects the collateral to invest in; however, JP Morgan must approve all investment decisions made by ZAIS. Further, ZAIS charges no fees for acting as the Portfolio Manager since the underlying investors are internally managed ZAIS funds.

To determine whether or not ZAIS is required to consolidate the warehouse stage CLOs (the “Warehouse Stage CLOs”), we performed the following analysis:

(1) ZAIS held a variable interest in the Warehouse Stage CLOs.

16

•	One of the Consolidated Funds and two of its non-consolidated funds holds the preferred shares of the Warehouse Stage CLOs. Additionally, ZAIS waived the management fees payable by these investors in the Warehouse Stage CLOs. Therefore we concluded that ZAIS, through a related party, held a variable interest in the Warehouse Stage CLOs.

(2) The Warehouse Stage CLOs are variable interest entities (“VIE”) because the holders of the equity investment at risk lacked decision making powers.

•	During the warehouse stage, ZAIS, as the Portfolio Manager, selects the collateral to invest in, however, JP Morgan, as the Lender and Administrative Agent, must approve all investment decisions made by ZAIS. Since JP Morgan has ultimate decision making rights over the investments and ZAIS can only propose activities for the entity and cannot remove JP Morgan, JP Morgan would be viewed to have all of the power. Therefore, even if ZAIS were viewed to have some power through its rights, this would only be shared power. Therefore, JP Morgan’s decision making rights are required for the significant activities and such rights are not granted to JP Morgan through equity interests. Since JP Morgan is not an equity holder in the Warehouse Stage CLOs, we concluded that the equity investments at risk, as a group, lacked decision making powers.

(3) ZAIS is not the Primary Beneficiary (the “PB”) of the Warehouse Stage CLOs.

•	Since both ZAIS and JP Morgan share the decision making powers (see (2) above), we concluded that ZAIS does not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

•	ZAIS, including its related parties and de facto agents (for avoidance of doubt, there were no de facto agents identified), collectively do not have both the power to direct the activities of the VIE that significantly impact the VIE’s economic performance and the right to receive benefits of the VIE.

Note 9 – Debt Obligations, page F-98

44.	We note that you early adopted the guidance in ASU 2014 -13 and accordingly have elected to measure the fair value of the notes payable of your consolidated CDOs based on the fair value of the assets of the CDO, which takes into account the fair value of the financial assets, the carrying amount of any non-financial assets and any beneficial interests retained. Please revise to disclose the components of your CDO assets given that only $707.7 million of the total CDO assets of $730.3 million relates to CDO investments.

Response:	The $707.7 million of collateralized debt obligations reflected in the table on page F-84 reflects the fair value of investments in collateralized debt obligations held by all of the Consolidated Funds, after eliminations for purposes of consolidation, and not just those held by the securitized structures. In response to the Staff’s comment, the Company has revised the disclosure in Note 9 of the Audited Consolidated Financial Statements of ZGP on page F-98 and Note 7 of the Unaudited Consolidated Financial Statements of ZGP on page F-53.

17

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (212) 207-1013, Floyd I. Wittlin at (212) 705-7466 or Jim Collins at (212) 705-7167.

Sincerely,

/s/ R. Bradley Forth
R. Bradley Forth
Executive Vice President and
Chief Financial Officer

cc:	Floyd I. Wittlin (Morgan, Lewis & Bockius LLP)

Jim Collins (Morgan, Lewis & Bockius LLP)

18